SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of September 2011

Commission File Number 001-33535

China Kanghui Holdings

(Translation of Registrant’s Name Into English)

No.1-8 Tianshan Road, Xinbei District

Changzhou, Jiangsu Province 213022, People’s Republic of China

(86-519) 8519-5556

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Kanghui Holdings

By:	/S/ JUNWEN WANG
Name:	Junwen Wang
Title:	Chief Financial Officer

Date: September 6, 2011

Exhibit 99.1

China Kanghui Holdings Announces Shareholder Resolutions Adopted at

2011 Annual General Meeting

CHANGZHOU, China, September 6, 2011 - China Kanghui Holdings (NYSE: KH) (“Kanghui” or the “Company”), a leading domestic developer, manufacturer and marketer of orthopedic implants in China, today announced that all shareholder resolutions proposed at the Company’s 2011 annual general meeting held in Hong Kong on September 5, 2011 were duly adopted. Specifically, the shareholders passed resolutions approving:

1.	Re-election of Mr. Yikang Jiang as a Class A director of the Company.

2.	Re-election of Mr. Jun Du as a Class A director of the Company.

3.	Re-Election of Ms. Shuchun Gao as a Class A director of the Company.

4.	Appointment of Ernst & Young Hua Ming as independent auditor of the Company for the fiscal year ending December 31, 2011.

5.	Amendment of the 2010 Share Incentive Plan to increase share limit.

Pursuant to the resolutions adopted, Mr. Yikang Jiang, Mr. Jun Du and Ms. Shuchun Gao were re-elected as Class A directors of the Company for a term of three years, Ernst & Young Hua Ming was appointed as independent auditor of the Company for the fiscal year ending December 31, 2011 and the share limit of the Company’s the 2010 Share Incentive Plan was increased to 15,793,708 ordinary shares, representing approximately 9.29% of the Company’s total outstanding shares on a fully diluted basis as of September 5, 2011.

About China Kanghui Holdings

Founded in 1997, Kanghui is a leading domestic developer, manufacturer and marketer of orthopedic implants in China. The Company offers a wide array of proprietary orthopedic implant products in trauma and spine. It has an extensive network of distributors for its products in China. In addition, Kanghui’s products are distributed in 28 countries. Kanghui has strong research and development capabilities, focused on developing new proprietary products, including new product lines, extensions of existing product lines and enhancements of existing products. For more information, please visit www.kanghui.com.

Contact:

China Kanghui Holdings Investor Relations Department

+1-888-321-2558

Asia Bridge Capital Limited

Carene Toh

+86-186 1835 6339

carene.toh@asiabridgegroup.com